Exhibit 4.24

ADDENDUM NO. 1

This Addendum No. 1 dated 23 June 2021 (the “Addendum”) to the Memorandum of Agreement dated April 20 2021 (the “MOA”) for the sale and purchase of the vessel “MT Nord Valiant” with IMO no. 9697909 (the “Vessel”) is made between:

(i)	MONTE CARLO LAX SHIPPING COMPANY LIMITED, company registration no. 61453 of Trust Company Complex, Ajeltake Road, Majuro, MH96960, Marshall Islands as sellers (the “Sellers”); and

(ii)

Dee4 VesselCo 7 K/S, company registration (CVR) no. 42 25 47 97, Amaliegade 33B, 1, DK- 1256 Copenhagen K,as buyers (the “Buyers”) as fully guaranteed by Dee4 Fund I Holding II K/S, company registration (CVR) no. 41 52 26 33, Amaliegade 33B, 1, DK-1256 Copenhagen K.

(together referred to as the “Parties” or in the singular a “Party”) IT IS HEREBY AGREED AND CONFIRMED as follows;

A)	Definitions:

Capitalised terms and definitions used in this Addendum shall have the meaning set out in the MOA, unless a contrary indication appears, and in addition:

“Buyers’ Nominated Flag State” means Danish (Danish International Register of Shipping “DIS”) or another suitable flag to be advised by the Buyers well in advance to the Sellers (state flag state).

“Owners” means Xiang T89 HK International Ship Lease Co., Limited.

B)	In exchange for payment of the Purchase Price the Sellers shall provide or arrange with the Owner for the provision of the following delivery documents to the Buyers:

1.

Two (2) original Legal Bill(s) of Sale in a form recordable in the Buyers’ Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all charters, mortgages, encumbrances, arrests and maritime liens or any other debts whatsoever, and duly notarized (attesting as to the signatories’ identity and authority to sign on behalf of the Sellers) and duly legalized or apostilled;

2.

An original of the Resolution of the board of directors of the Sellers resolving and approving the sale of the Vessel to the Buyers as per the terms set out in the MOA and authorizing the execution and delivery on behalf of the Sellers of all documents, including but not limited to the Bill(s) of Sale and the Protocol of Delivery and Acceptance, under or in connection with the MOA and the appointment of the Sellers’ named attorney(s);

3.

Two (2) original Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers and authorizing the Attorney(s)-in-Fact to, inter alia, execute the legal sale of the Vessel as per the terms of the MOA, to sign and deliver the MOA, any addenda thereto, the Protocol of Delivery and Acceptance and other requested documentation as per the terms of the MOA, including but not limited to the Bill(s) of Sale and execute any other documents related to the sale of the Vessel to the Buyers, receiving the Balance of the Purchase Price and any other amounts pursuant to the MOA, duly notarized and legalized or apostilled;

4.

[Two (2) original Power of Attorney of the Owners appointing one or more representatives to act on behalf of the Owners and authorizing the Attorney(s)-in-Fact to, inter alia, execute the legal sale of the Vessel as per the terms of the MOA, to sign and deliver the Protocol of Delivery and Acceptance and other requested documentation as per the terms of the MOA, including but not limited to the Bill(s) of Sale and execute any other documents related to the sale of the Vessel to the Buyers, receiving the Balance of the Purchase Price and any other amounts pursuant to the MOA, duly notarized and legalized or apostilled].

5.	One (1) certified true copy of Sellers’ Articles of Association (or similar constitution document), to be certified by a director of the Sellers.;

6.

One (1) Certificate or Transcript of Registry issued by the current flag state of the Vessel, evidencing the Sellers’ ownership of the Vessel and that the Vessel is free from registered encumbrances, mortgages and maritime liens, issued on the date of the delivery of the Vessel to be faxed or e-mailed by the Liberian registry at the closing meeting and the ship register of the Buyers Nominated Flag State with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;

7.

One (1) original company Certificate of Goodstanding or equivalent from the Sellers’ corporate registry evidencing the incorporation of the company and the goodstanding of it, issued not earlier than ten (10) Banking Days prior to the date of delivery of the Vessel;

8.

One (1) original or electronic copy of Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within five (5) Banking Days prior to expected date of delivery confirming that the Vessel’s Class is fully maintained and free of any condition/recommendation;

9.

One (1) original Certificate of Deletion of the Vessel from the Vessel’s Registry or in the event that the registry does not as a matter of practice issue such documentation immediately, a letter of undertaking from the Sellers to effect deletion from the Vessel's registry forthwith and with reasonable effort to provide an original certificate or other official evidence of deletion to the Buyers promptly and latest within five (5) Working Days (excluding panama public holiday) after the Purchase Price has been paid and the Vessel has been delivered;

10.

One (1) copy of the Vessel's Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel’s registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide a copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed official form stating the date on which the Vessel shall cease to be registered with the Vessel's Registry, and the original to be provided to the Buyers latest within thirty (30) Working Days after the Purchase Price has been paid and the Vessel has been delivered;

11.

one (1) original Commercial Invoice for the Vessel containing the Sellers’ bank details in full and issued under Sellers’ letterhead and duly signed and dated by the Sellers’ attorney-in-fact, setting out the main particulars of the Vessel including make and type of the main engine as well the Purchase Price, marked “FULLY PAID”;

12.	One (1) original Commercial Invoice in respect of remaining bunkers and unused lubricating and hydraulic oils in storage tanks and unopened drums, stipulating prices and quantities, together with supporting invoices/documents pursuant to clause 22 of the MOA, duly signed and dated by the Sellers’ attorney-in-fact and, marked “FULLY PAID;

13.	One (1) original of the Sellers’ letter of confirmation that to the best of their knowledge:

-	the Vessel has not touched bottom since the Vessel’s last drydocking,

-

the Vessel is not boycotted or blacklisted by any nation, government, state or the Arab Boycott League and is not subject to any sanctions or prohibitions imposed by the USA, the EU (or any of its member states) or the UN, and that

-	the Sellers’ crew do not have any outstanding claim(s) against the Vessel at the time of delivery;

14.	Two (2) original Protocols of Re-delivery and Acceptance for documentary closing to be signed by the Owners as owners and the Sellers as charterers upon redelivery of the Vessel;

15.

Two (2) original Protocols of Delivery and Acceptance for documentary closing to be signed by authorized representatives of the Owners as sellers and Buyers as buyers upon delivery, stating the transfer of title, the date, time and place of delivery of the Vessel from the Sellers to the Buyers;

16.

Any additional documents as may reasonably be required by the competent authorities of the Buyers’ Nominated Flag State for the purpose of registering the Vessel, provided the Sellers are able to procure the documents and further provided the Buyers notify the Sellers of any such documents as soon as possible after the date of the MOA;

C)	At the time of delivery, the Buyers shall provide the Sellers with the following delivery documents:

1.

An extract of the Resolution of the board of directors of the Buyers resolving and approving the purchase of the Vessel from the Sellers as per the terms set out in the MOA and authorizing the execution and delivery on behalf of the Buyers of all documents under or in connection with the MOA and the appointment of the Buyers’ named attorney(s);

2.

One (1) original Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers and authorizing the Attorney(s)-in-Fact to, inter alia, execute legal purchase of the Vessel as per the terms of the MOA, to sign the Protocol of Delivery and Acceptance and other requested documentation as per the terms of the MOA, and execute any other documents related to the purchase of the Vessel from the Sellers, and any other action necessary for the performance in general of the MOA, duly notarized and legalized or apostilled;

If any of the documents listed in Clauses (A) and (B) above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.

The Sellers and the Buyers shall exchange copies, drafts or samples of the documents listed in Clauses (A) and (B) above for review and comment by the other party not later than 10 working days, prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 4(b) of the MOA.

Concurrent with the exchange of documents in Clauses (A) and (B) above, the Sellers shall also hand to the Buyers’ representative the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM manuals/reports, SSP (Ship Security Plan) and certificates exclusively for the Sellers including

SMC/DOC/ISSC/MLC and original certificates that must be returned to flag authorities and Class), which are on board the Vessel.

Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.

Technical documentation which may be in the Sellers' possession shall promptly after delivery be forwarded to the Buyers’ office at the Buyer’s expense, if they so request. The Sellers may keep the Vessel's log books, oil record books and maintenance records but the Buyers have the right to take copies of same.

Upon execution of this Addendum, the Sellers shall deliver the following (by email) to the Buyers in order for the Buyers’ to prepare the Vessel’s registration process with DIS:

(i)	a copy of all current CSRs; and

(ii)	a copy of the International Tonnage Certificate.

D)	All other terms and conditions of the MOA to remain unaltered and in full force and effect.

IN WITNESS WHEREOF, the Sellers and the Buyers have caused this Addendum to be duly executed by their authorized officers on the date first described above.

For and on behalf of

MONTE CARLO LAX SHIPPING COMPANY LIMITED

/s/ Andreas Louka

Name: Andreas Louka

Title: Attorney-in-fact

For and on behalf of

Dee4 VesselCo 7 K/S

/s/ Carsten Mortensen

Name: Carsten Mortensen

Title: Director